SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-32030; File No. 812-14586]

Principal Life Insurance Company, et al., Notice of Application

March 17, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940 (the "Act").

Applicants: Principal Life Insurance Company ("PLIC"), Principal National Life Insurance

Company ("PNL") (PLIC and PNL are each an "Insurance Company" and together, the

"Insurance Companies"), Principal Life Insurance Company Variable Life Separate Account

("PLIC Variable Life Separate Account"), and Principal National Life Insurance Company

Variable Life Separate Account ("PNL Variable Life Separate Account") (PLIC Variable Life

Separate Account and PNL Variable Life Separate Account are each a "Separate Account" and

together, the "Separate Accounts").

Summary of Application: Applicants seek an order pursuant to Section 26(c) of the Act

approving the substitution of shares of Fidelity Variable Insurance Products Fund V Government

Money Market Portfolio (the "Replacement Fund") for shares of Principal Variable Contracts

Funds, Inc. Money Market Account (the "Existing Fund") held by the Separate Accounts to

support variable life insurance contracts (each, a "Contract" and collectively, the "Contracts")

issued by the Insurance Companies.

Filing Dates: The application was filed on December 9, 2015, and amended on February 29,

2016, March 8, 2016, and March 14, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 7, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Britney Schnathorst, Principal Life Insurance Company, The Principal Financial Group, Des Moines, Iowa 50392-0300.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873, or Mary Kay Frech, Branch Chief at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   PLIC is a stock life insurance company incorporated under the laws of the state of Iowa. PLIC is authorized to transact life insurance business in all states of the United States and the District of Columbia. PLIC is a wholly-owned indirect subsidiary of Principal Financial

Group, Inc. ("PFGI"). PLIC is the depositor and sponsor, as those terms have been interpreted by the Commission with respect to variable life insurance separate accounts, of PLIC Variable Life Separate Account. PLIC established PLIC Variable Life Separate Account as a separate account under Iowa law on November 2, 1987.

2.   PNL is a stock life insurance company organized under the laws of the state of Ohio. PNL is authorized to transact life insurance business in the District of Columbia and in all states in the United States except New York. PNL is a wholly-owned indirect subsidiary of PFGI. PNL is the depositor and sponsor of PNL Variable Life Separate Account. PNL established PNL Variable Life Separate Account as a separate account under Iowa law on November 28, 2007.

3.   Each Separate Account is a "separate account" as defined in Rule 0-1(e) under the Act and is registered as a unit investment trust under the Act. Under Iowa law, the applicable Insurance Company owns the assets of the Separate Account attributable to the Contracts through which interests in the Separate Account are issued, but those assets are held separately from all other assets of the applicable Insurance Company for the benefit of the owners of the Contracts (each, a "Contract Owner") and the persons entitled to payment under the Contracts. Consequently, the assets in each Separate Account are not chargeable with liabilities arising out of any other business that the applicable Insurance Company may conduct.

4.   Each Separate Account is divided into subaccounts. Each subaccount invests exclusively in shares of a corresponding underlying registered open-end management investment company. The applicable Separate Account supports the respective Contracts, and interests in the Separate Account offered through such Contracts have been registered under the Securities

Act of 1933 on Form N-6. The application sets forth the registration file numbers for the respective Contracts under the applicable Separate Account.

5.   The Contracts are individual flexible premium variable insurance policies. Applicants state that, as disclosed in the prospectuses for the Contracts, the Insurance Companies reserve the right, subject to Commission approval and compliance with applicable law, to substitute shares of one registered open-end management investment company for shares of another registered open-end management investment company held by a subaccount of a Separate Account.

6.   Principal Variable Contracts Funds, Inc. ("PVC") is organized as a Maryland corporation and is registered as an open-end management investment company under the Act. PVC currently offers 37 series, including the Existing Fund. Principal Management Corporation ("PMC"), an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act"), provides investment advisory services and certain corporate administrative services to PVC and the Existing Fund. Principal Global Investors, an affiliate of PMC, is the sub-adviser for the Existing Fund and has day-to-day responsibility for selecting investments for the Existing Fund. The Existing Fund served as the only underlying money market investment option for all of the Contracts until the addition of the Replacement Fund effective on February 6, 2016.

7.   Fidelity Variable Insurance Products Fund V ("Fidelity VIP Fund V") was created under a declaration of trust under Massachusetts law and is registered as an open-end management investment company under the Act. Fidelity VIP Fund V currently offers 32 series, including the Replacement Fund. Fidelity Management & Research Company ("FMR"), an investment adviser registered under the Advisers Act, serves as the investment adviser of the

Replacement Fund, with overall responsibility for directing portfolio investments and handling

Fidelity VIP Fund V's business affairs. Fidelity Investments Money Management, Inc.

("FIMM") and other affiliates of FMR serve as sub-advisers to the Replacement Fund, with

FIMM having day-to-day responsibility of choosing investments for the Replacement Fund.

Effective December 1, 2015, the fundamental concentration policy of the Replacement Fund was

modified in such a manner as to enable it to operate as a government money market fund. None

of Fidelity VIP Fund V, FMR, FIMM, and other affiliates of FMR are affiliated persons (or

affiliated persons of affiliated persons) of applicants or PVC.

        8.   Applicants propose to substitute Service Class Shares of the Replacement Fund

for Class 1 Shares of the Existing Fund (the "Substitution") to support the Contracts. Applicants

represent that the Replacement Fund is an appropriate alternative for Contract Owners.

Applicants state that the Replacement Fund and the Existing Fund each has an investment

objective to seek current income as is consistent with preservation of capital and liquidity. In

addition, while the principal investment strategies of the Replacement Fund may differ from

those of the Existing Fund, the goal of each fund is to maintain a net asset value of $1.00 per

share. Applicants note that although the risk profiles of the Replacement Fund and the Existing

Fund differ, applicants believe that the Replacement Fund entails less investment risk than the

Existing Fund. Additional information about the Existing Fund and the Replacement Fund,

including investment objectives, principal investment strategies, principal risks and performance

history can be found in the application.

        9.   Applicants represent that the proposed Substitution will result in a decrease in

overall expenses, which benefits the Contract Owners. The application sets forth the fees and expenses of the appropriate class of the Existing Fund with the corresponding class of the Replacement Fund in greater detail.

10.   Applicants state the board of directors of PVC voted to terminate the Existing Fund and liquidate its assets effective April 8, 2016. In light of the impending liquidation and the importance of offering a money market fund investment option for the Contracts, the applicants determined that the Substitution is necessary and in the best interest of Contract Owners.

11.   Applicants represent that the Substitution and the selection of the Replacement Fund were not motivated by any financial consideration paid or to be paid to the Insurance Companies or their affiliates by the Replacement Fund, its adviser or underwriter, or their affiliates.

12.   Applicants state that as of the effective date of the Substitution, April 8, 2016 ("Substitution Date"), shares of the Existing Fund will be redeemed for cash. The Insurance Companies, on behalf of the Existing Fund subaccount of the relevant Separate Account, will simultaneously place a redemption request with the Existing Fund and a purchase order with the Replacement Fund so that the purchase of Replacement Fund shares will be for the exact amount of the redemption proceeds. Thus, Contract values will remain fully invested at all times. The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the Replacement Fund.

13.   The Substitution will take place at relative net asset value (in accordance with Rule 22c-1 under the Act) with no change in the amount of the Contract value, cash value, accumulation value, account value or death benefit or in dollar value of the investment in the applicable Separate Account. The Insurance Companies or their affiliates will pay all expenses

and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses.

14.	The rights or obligations of the Insurance Companies under the Contracts of those Contract Owners with interests in the subaccount of the Existing Fund ("Affected Contract Owners") will not be altered in any way. The Substitution will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitution. The Substitution also will not adversely affect any riders under the Contracts. To the extent a Contract offers living benefits, death benefits, or other guarantees, the value of any such guarantee will not materially decrease directly or indirectly as a result of the Substitution.

15.	Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Companies will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

16.	All Contract Owners were notified of this application by means of a supplement to the Contract prospectuses dated December 9, 2015. Among other information regarding the Substitution, the supplement informed Affected Contract Owners of the right to transfer Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge. Additionally, a prospectus for the Replacement Fund was included with the supplement.

17.   On March 9, 2016 (30 days before the Substitution Date), Affected Contract Owners were provided a "Pre-Substitution Notice," setting forth: (a) the intended substitution of the Existing Fund with the Replacement Fund; (b) the intended Substitution Date (subject to approval and order by the Commission); and (c) information with respect to transfers. In addition, the Insurance Companies delivered a prospectus for the Replacement Fund with the Pre-Substitution Notice.

18.   The Insurance Companies will deliver to each Affected Contract Owner within five (5) business days of the Substitution Date, a written confirmation, which will include confirmation that the Substitution was carried out as previously notified, a restatement of the information set forth in the Pre-Substitution Notice, and before and after account values.

19.   Applicants will not receive, for three years from the Substitution Date, any direct or indirect benefits from the Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the Substitution, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including, without limitation, 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

Legal Analysis:

1.   Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed Substitution. Section 26(c) of the Act requires the depositor

of a registered unit investment trust holding securities of a single issuer to receive Commission

approval before substituting the securities held by the trust. Section 26(c) provides that such

approval shall be granted by order of the Commission if the evidence establishes that the

substitution is consistent with the protection of investors and the purposes of the Act.

2.	Applicants submit that the proposed Substitution meets the standards set forth in

Section 26(c) and that, if implemented, the Substitution would not raise any of the concerns

underlying that provision. Applicants represent that the Substitution will provide Contract

Owners with a comparable investment vehicle which will not circumvent Contract Owner-

initiated decisions and the Insurance Companies' obligations under the Contracts, and will

enable Contract Owners to continue to use the full range of applicable Contract features as they

use today. Applicants further state that the Replacement Fund and the Existing Fund have

essentially the same investment objectives, the Replacement Fund entails less investment risk

than the Existing Fund, and the proposed Substitution will result in a decrease in overall

expenses, thereby benefiting Contract Owners.

3.	Applicants state that, as disclosed in the prospectuses for the Contracts, the

Insurance Companies reserve the right, subject to Commission approval, to substitute shares of a

registered open-end management investment company for shares of another registered open-end

held by a subaccount of a Separate Account. Applicants determined that the Substitution is

necessary and in the best interests of Contract Owners in light of the impending liquidation of the

Existing Fund and the importance of offering a money market fund investment option for the

Contracts. Applicants state that the board of directors of PVC concluded that converting the

Existing Fund to a government money market fund would not be a feasible option and voted to

terminate the Existing Fund and liquidate its assets effective April 8, 2016. The Insurance

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Companies submit that the Replacement Fund should substituted for the Existing Fund to serve as the money market investment option for all of the Contracts, as well as for the Contract-related purposes for which the Existing Fund is currently used, so that Contract Owner-initiated decisions and the Insurance Companies' obligations under the Contracts are less likely to be prevented.

4.   Applicants also assert that the Substitution does not entail any of the abuses that Section 26(c) was designed to prevent. Each Affected Contract Owner has been advised of his right, any time prior to the Substitution Date, and for at least 30 days after the Substitution Date, to reallocate account value under the affected Contract without any cost or limitation, or otherwise withdraw or terminate his interest in accordance with the terms and conditions of his Contract. Furthermore, Contract Owners will not incur any additional tax liability or any additional fees or expenses as a result of the Substitution.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Substitution will not be effected unless the Insurance Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2.   The Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage

expenses and other fees and expenses. No fees or charges will be assessed to the Affected Contract Owners to effect the Substitution.

3. The Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by applicants. The Substitution will be effected without change in the amount or value of any Contracts held by Affected Contract Owners.

4. The Substitution will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitution.

5. The rights or obligations of the Insurance Companies under the Contracts of Affected Contract Owners will not be altered in any way. The Substitution will not adversely affect any riders under the Contracts.

6. Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Substitution Date) or the Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Companies will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.   All Affected Contract Owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Existing Fund with the Replacement Fund; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Insurance Companies will deliver to all Affected Contract Owners, at least thirty (30) days before the Substitution Date, a prospectus for the Replacement Fund.

8.   The Insurance Companies will deliver to each Affected Contract Owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values.

9.   Applicants will not receive, for three years from the Substitution Date, any direct or indirect benefits from the Replacement Fund, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the Substitution, at a higher rate than they had received from the Existing Fund, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary